Condensed Consolidated Interim Financial Statements
March 31, 2017
(Unaudited)

TASEKO MINES LIMITED
Condensed Consolidated Statements of Comprehensive Income (Loss)
(Cdn$ in thousands, except share and per share amounts)
(Unaudited)

		Three months ended March 31,
	Note	2017	2016

Revenues	3	104,389	58,183
Cost of sales
Production costs	4	(50,962)	(58,487)
Depletion and amortization	4	(9,577)	(13,510)
Earnings (loss) from mining operations		43,850	(13,814)

General and administrative		(5,170)	(3,821)
Share-based compensation	15b	(3,290)	(1,608)
Exploration and evaluation		(475)	(659)
Loss on derivatives	5	(1,621)	(1,192)
Other income (expense)	7	224	(2,937)
Income (loss) before financing costs and income taxes		33,518	(24,031)

Finance expenses	6	(8,034)	(6,835)
Finance income		331	256
Foreign exchange gain		2,691	19,795
Income (loss) before income taxes		28,506	(10,815)

Income tax (expense) recovery	8	(12,027)	9,300
Net income (loss)		16,479	(1,515)

Other comprehensive income (loss), net of tax
Unrealized gain on available-for-sale financial assets	9	730	580
Foreign currency translation reserve		(1,047)	(7,287)
Total other comprehensive loss		(317)	(6,707)

Total comprehensive income (loss)		16,162	(8,222)

Earnings (loss) per share
Basic		0.07	(0.01)
Diluted		0.07	(0.01)

Weighted average shares outstanding (in thousands)
Basic		223,314	221,818
Diluted		226,228	221,818

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Cash Flows
(Cdn$ in thousands)
(Unaudited)

		Three months ended March 31,
	Note	2017	2016

Operating activities
Net income (loss) for the period		16,479	(1,515)
Adjustments for:
Depletion and amortization		9,577	13,597
Income tax expense (recovery)	8	12,027	(9,300)
Share-based compensation expense	15b	3,359	1,641
Loss on derivatives	5	1,621	1,192
Finance expenses		7,703	6,579
Unrealized foreign exchange gain		(2,677)	(19,625)
Deferred revenue deposit	13	44,151	-
Amortization of deferred revenue	13	(319)	-
(Repayment of) deferred electricity payments	14	(544)	1,154
Other operating activities		28	(32)
Net change in non-cash working capital	17	(11,640)	2,203
Cash provided by (used for) operating activities		79,765	(4,106)

Investing activities
Purchase of property, plant and equipment	11	(15,439)	(1,595)
Purchase of copper put options	5	(430)	(928)
Proceeds from copper put options		-	2,258
Other investing activities		127	360
Cash provided by (used for) investing activities		(15,742)	95

Financing activities
Proceeds from senior secured credit facility	12b	-	46,444
Financing costs	12b	-	(3,169)
Repayment of Curis secured loan	12c	-	(43,767)
Repayment of capital leases and equipment loans		(4,562)	(3,246)
Interest paid		(611)	(652)
Proceeds on exercise of options and warrants	15a	2,226	3
Cash used for financing activities		(2,947)	(4,387)
Effect of exchange rate changes on cash and equivalents		(812)	(1,714)
Increase (decrease) in cash and equivalents		60,264	(10,112)
Cash and equivalents, beginning of period		89,030	68,521
Cash and equivalents, end of period		149,294	58,409

Supplementary cash flow information (Note 17)

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Balance Sheets
(Cdn$ in thousands)
(Unaudited)

		March 31,	December 31,
	Note	2017	2016

ASSETS
Current assets
Cash and equivalents		149,294	89,030
Accounts receivable		26,328	12,905
Other financial assets	9	2,509	1,574
Inventories	10	61,823	60,550
Prepaids		820	1,268
		240,774	165,327

Property, plant and equipment	11	733,575	730,208
Other financial assets	9	48,568	48,368
Goodwill		5,483	5,536
		1,028,400	949,439

LIABILITIES
Current liabilities
Accounts payable and other liabilities		35,927	33,416
Current income tax payable		1,317	889
Current portion of long-term debt	12	14,079	16,157
Current portion of deferred revenue	13	1,785	–
Interest payable on senior notes		9,448	4,336
		62,556	54,798

Long-term debt	12	370,372	373,133
Provision for environmental rehabilitation ("PER")		96,679	98,454
Deferred and other tax liabilities		73,277	62,202
Deferred revenue	13	40,171	-
Other financial liabilities	14	24,688	21,913
		667,743	610,500

EQUITY
Share capital	15	421,110	417,975
Contributed surplus		48,168	45,747
Accumulated other comprehensive income ("AOCI")		12,040	12,357
Deficit		(120,661)	(137,140)
		360,657	338,939
		1,028,400	949,439

Commitments and contingencies	13,16

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Condensed Consolidated Statements of Changes in Equity
(Cdn$ in thousands)
(Unaudited)

	Share	Contributed
	capital	surplus	AOCI	Deficit	Total

Balance at January 1, 2016	417,944	42,558	15,582	(105,744)	370,340
Issuance of warrants (Note 12b)	-	830	-	-	830
Share-based compensation	-	912	-	-	912
Exercise of options	5	(1)	-	-	4
Total comprehensive loss for the period	-	-	(6,707)	(1,515)	(8,222)
Balance at March 31, 2016	417,949	44,299	8,875	(107,259)	363,864

Balance at January 1, 2017	417,975	45,747	12,357	(137,140)	338,939
Issuance of warrants (Note 13)	-	1,876	-	-	1,876
Exercise of options and warrants (Note15a)	3,135	(909)	-	-	2,226
Share-based compensation	-	1,454	-	-	1,454
Total comprehensive income (loss) for the period	-	-	(317)	16,479	16,162
Balance at March 31, 2017	421,110	48,168	12,040	(120,661)	360,657

The accompanying notes are an integral part of these consolidated interim financial statements.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

1.	REPORTING ENTITY

Taseko Mines Limited (the Company) is a corporation governed by the British Columbia Business Corporations Act. The unaudited condensed consolidated interim financial statements of the Company as at and for the three month period ended March 31, 2017 comprise the Company, its subsidiaries and its 75% interest in the Gibraltar joint arrangement since its formation on March 31, 2010. The Company is principally engaged in the production and sale of metals, as well as related activities including exploration and mine development, within the province of British Columbia, Canada and the state of Arizona, USA. Seasonality does not have a significant impact on the Company’s operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting and follow the same accounting policies and methods of application as the Company’s most recent annual financial statements, except as to the accounting policy for deferred revenue as disclosed in Note 13. These condensed consolidated interim financial statements do not include all of the information required for full consolidated annual financial statements and should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on May 2, 2017.

(b)	Use of judgments and estimates

In preparing these interim condensed consolidated financial statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at the year ended December 31, 2016, except for new judgments in the determination of the amounts received and paid in the silver purchase and sale agreement presented as deferred revenue (Note 13).

(c) New accounting standards

The Company has not applied the following revised or new IFRS that have been issued but were not yet effective at March 31, 2017:

•

IFRS 9, Financial Instruments as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities, as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, moved the mandatory effective date to January 1, 2018. The Company will evaluate the impact of the change to the financial statements based on the characteristics of financial instruments outstanding at the time of adoption.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

•

On May 28, 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2018. The impact of adoption of the standard has not yet been determined.

•

In January 2016, the IASB issued IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (‘lessee’) and the supplier (‘lessor’). IFRS 16 is effective from January 1, 2019. A company can choose to apply IFRS 16 before that date but only if it also applies IFRS 15 Revenue from Contracts with Customers. The Company will evaluate the impact of the change to the financial statements based on the characteristics of leases outstanding at the time of adoption.

3.	REVENUE

	Three months ended
		March 31,
	2017	2016
Copper contained in concentrate	106,271	63,581
Molybdenum concentrate	7,405	-
Silver contained in copper concentrate	767	916
Total gross revenue	114,443	64,497
Less: Treatment and refining costs	(10,054)	(6,314)
Revenue	104,389	58,183

4.	COST OF SALES

	Three months ended
		March 31,
	2017	2016
Site operating costs	47,150	53,807
Transportation costs	5,217	3,593
Changes in inventories of finished goods and ore stockpiles	(1,405)	1,087
Production costs	50,962	58,487
Depletion and amortization	9,577	13,510
Cost of sales	60,539	71,997

Cost of sales consists of site operating costs (which include personnel costs, mine site supervisory costs, non-capitalized stripping costs, repair and maintenance costs, consumables, operating supplies and external services), transportation costs, and depletion and amortization.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

5.	DERIVATIVE INSTRUMENTS

During the three months ended March 31, 2017, the Company purchased copper put option contracts for 15 million pounds of copper for the second quarter of 2017. The total cost of these contracts was $430. The fair value of the outstanding options at March 31, 2017 is summarized in the following table:

	Notional amount	Strike price	Term to maturity	Fair value asset
Copper put option contracts	15 million lbs	US$2.50 per lb	Q2 2017	378

The following table outlines the losses associated with derivative instruments:

	Three months ended
		March 31,
	2017	2016
Realized loss on copper put options	155	491
Unrealized loss on copper put options	52	163
Change in fair value of copper call option (Note 14)	1,414	538
	1,621	1,192

6.	FINANCE EXPENSES

	Three months ended
		March 31,
	2017	2016
Interest expense	7,486	6,180
Accretion on PER	548	655
	8,034	6,835

7.	OTHER EXPENSES (INCOME)

	Three months ended
		March 31,
	2017	2016
Management fee income	(293)	(234)
Other operating income	(13)	(227)
Loss (gain) on sale of property, plant & equipment	82	(32)
Special shareholder meeting costs	-	2,814
Other financing costs	-	616
	(224)	2,937

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

8.	INCOME TAX

	Three months ended
		March 31,
	2017	2016
Current expense	648	-
Deferred expense (recovery)	11,379	(9,300)
	12,027	(9,300)

9.	OTHER FINANCIAL ASSETS

	March 31,	December 31,
	2017	2016
Current:
Marketable securities	2,131	1,419
Copper put option contracts (Note 5)	378	155
	2,509	1,574
Long-term:
Subscription receipts	10,333	10,333
Reclamation deposits	30,735	30,535
Cash	7,500	7,500
	48,568	48,368

10.	INVENTORIES

	March 31,	December 31,
	2017	2016
Ore stockpiles	30,027	28,186
Copper contained in concentrate	5,947	5,741
Molybdenum concentrate	133	106
Materials and supplies	25,716	26,517
	61,823	60,550

11.	PROPERTY, PLANT & EQUIPMENT

During the three month period ended March 31, 2017, the Company capitalized stripping costs of $11,627 and incurred other capital expenditures for Gibraltar of $1,686. In addition, the Company capitalized development costs of $2,992 for the Florence Copper and $321 for the Aley Niobium projects. The Company also capitalized interest of $1,384 during the three month period ended March 31, 2017, related to the Florence Copper Project.

The rehabilitation cost asset decreased by $2,257 for the three month period ended March 31, 2017, as a result of changes in estimates during the period including market driven discount rate changes.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

12.	DEBT

	March 31, 2017		December 31, 2016

	Carrying Value	Fair Value	Carrying Value	Fair Value
Current:
Capital leases	7,845	7,906	8,059	8,150
Secured equipment loans	6,234	5,073	8,098	8,073
	14,079	12,979	16,157	16,223
Long-term:
Senior notes (Note 12a)	264,091	257,707	266,435	223,026
Senior secured credit facility (Note 12b)	93,460	94,061	91,483	91,933
Capital leases	10,039	10,117	11,917	12,051
Secured equipment loans	2,782	3,028	3,298	3,303
	370,372	364,913	373,133	330,313

(a)	Senior notes

In April 2011, the Company completed a public offering of US$200,000 in senior unsecured notes. The notes mature on April 15, 2019 and bear interest at a fixed annual rate of 7.75%, payable semi-annually. The notes are unsecured obligations guaranteed by the Company’s subsidiaries and the subsidiary guarantees are, in turn, guaranteed by the Company. The notes are redeemable by the Company at a price equal to 100% after April 2017. The notes are also repayable upon a change of control at a price of 101%.

There are no maintenance covenants with respect to the Company's financial performance. However, the Company is subject to certain restrictions on asset sales, incurrence of additional indebtedness, issuance of preferred stock, dividends and other restricted payments.

(b)	Senior secured credit facility

On January 29, 2016, the Company entered into a US$70 million senior secured credit facility (the “Facility”) with EXP T1 Ltd., an affiliate of Red Kite. Amounts drawn under the Facility accrue interest on a monthly basis at a rate of three-month LIBOR plus 7.5% per annum, subject to a minimum LIBOR of 1% per annum. The loan principal and all accrued interest is payable upon maturity of the Facility on March 29, 2019. The Facility is repayable at any time without penalty and does not impose any off-take obligations on the Company.

The Facility is secured by a first priority charge over substantially all assets of the Company, including the Company’s 75% joint venture interest in the Gibraltar Mine, shares in all material subsidiaries and the Florence Copper project assets. The availability of the Facility is subject to conditions and covenants, including maintenance of a minimum working capital balance (as defined in the Facility) of US$20 million. As at March 31, 2017, the Company is in compliance with these covenants.

The first tranche of the Facility was drawn on January 29, 2016 and the proceeds of $46,444 (US$33.2 million) were used to repay the Curis secured loan (Note 12c) and to pay the arrangement fee and other transaction costs. The remainder of the Facility in the amount of $47,161 (US$36.8 million) was drawn during the second quarter of 2016.

In connection with the Facility, the Company issued a call option for 7,500 tonnes of copper with a strike price of US$2.04/lb. The call option matures in March 2019 and an amount will be payable to Red Kite based on the average copper price during the month of March 2019, subject to a maximum amount of US$15 million. The fair value of the copper call option was $10,854 as at March 31, 2017 and is recorded as a financial liability (Note 14).

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The Company also issued share purchase warrants to acquire 4 million common shares of the Company at any time until May 9, 2019 at an exercise price of $0.51 per share in connection with the Facility. During the three month period ended March 31, 2017, the Company issued 4 million common shares to Red Kite for proceeds of $2,040 upon the exercise of these warrants (Note 15a).

The Company had incurred total deferred debt financing costs of $11,257, which included the initial fair value of the copper call option, warrants and other transaction costs. These costs were initially deferred and subsequently reclassified to the loan on a pro-rata basis as loan amounts were drawn down, and are being amortized over the life of the loan using the effective interest rate method. During the three month period ended March 31, 2017 a total of $798 was amortized, with $434 recorded as interest expense and $364 was capitalized.

Carrying Value
March 31, 2017
Outstanding principal (US$70 million)	93,093
Accrued interest	8,557
Loan obligation	101,650
Deferred financing costs, net of amortization	(8,190)
Senior secured credit facility	93,460

(c)	Curis secured loan

As a result of the acquisition of Curis Resources Ltd. (“Curis”) in November 2014, the Company assumed Curis’s secured loan agreement with RK Mine Finance Trust I (“Red Kite”).

On February 1, 2016, the Company repaid the full outstanding principal and accrued interest in the amount of $43,767 with proceeds from the Company’s newly arranged senior secured credit facility (Note 12b).

13.	DEFERRED REVENUE

On March 3, 2017, the Company entered into a silver stream purchase and sale agreement with Osisko Gold Royalties Ltd. (“Osisko”), whereby the Company received an upfront cash deposit payment of US$33 million for all of its 75% share of Gibraltar payable silver production until 5.9 million ounces have been delivered. After that threshold has been met, 35% of Taseko's share of all future silver production will be delivered to Osisko. In addition to the initial deposit, the Company receives cash payments of US$2.75 per ounce for all silver deliveries made under the agreement.

The Company recorded the initial deposit as deferred revenue and recognizes amounts in revenue as silver is delivered to Osisko. The amortization of deferred revenue is calculated on a per unit basis using the estimated total number of silver ounces expected to be delivered to Osisko over the life of the Gibraltar Mine. The current portion of deferred revenue is an estimate based on deliveries anticipated over the next twelve months.

The silver sale agreement has a minimum term of 50 years and automatically renews for successive 10-year periods as long as Gibraltar mining operations are active. If the initial deposit is not fully repaid through silver deliveries, a cash payment for the remaining amount will be due to Osisko at the expiry date of the agreement. The Company’s obligations under the agreement are secured by a pledge of Taseko’s 75% interest in the Gibraltar Joint Venture.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

In connection with the silver stream transaction, the Company issued share purchase warrants to Osisko to acquire 3 million common shares of the Company at any time until April 1, 2020 at an exercise price of $2.74 per share. The fair value of the warrants was estimated to be $1,876 at the date of grant and was measured based on the Black-Scholes valuation model. The fair value was determined using the expected life of 3 years, expected volatility of the Company’s common share price of 61%, an expected dividend yield of 0%, and a risk-free interest rate of 0.9% .

The following table summarizes changes in deferred revenue:
Upfront cash deposit	44,151
Issuance of warrants	(1,876)
Amortization of deferred revenue	(319)
Balance, March 31, 2017	41,956

Deferred revenue is reflected in the condensed consolidated balance sheets as follows:

March 31, 2017
Current	1,785
Non-current	40,171
41,956

14.	OTHER FINANCIAL LIABILITIES

	March 31,	December 31,
	2017	2016
Long-term:
Derivative liability – copper call option (Note 12b)	10,854	9,440
Amounts payable to BC Hydro	10,394	10,938
Deferred share units (Note 15b)	3,440	1,535
	24,688	21,913

As at March 31, 2017, the Company has deferred electricity payments of $10,394 under BC Hydro’s five-year power rate deferral program for BC mines. Under the program, effective March 1, 2016, the Gibraltar Mine is able to defer up to 75% of electricity costs. The amount of deferral is based on a formula that incorporates the average copper price during the preceding month. The balance, plus interest at the prime rate plus 5%, will be repayable on a monthly schedule if the average copper price during the preceding month exceeds a threshold amount of $3.40 per pound. Any remaining deferred balance will be repayable at the end of the five year term. Accordingly, the deferred amounts have been classified as a long-term financial liability. During the three month period ended March 31, 2017, the Company made net repayments of $544 to BC Hydro.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

15.	EQUITY

(a)	Share capital

(thousands of shares)	Common shares
Common shares outstanding at January 1, 2017	221,867
Exercise of warrants (Note 12b)	4,000
Exercise of share options	280
Common shares outstanding at March 31, 2017	226,147

The Company’s authorized share capital consists of an unlimited number of common shares with no par value.

(b)	Share-Based Compensation

(thousands of options)	Options	Average price
Outstanding at January 1, 2017	11,941	1.74
Granted	1,911	1.25
Exercised	(280)	0.66
Expired	(2,134)	2.60
Outstanding at March 31, 2017	11,438	1.52

During the three month period ended March 31, 2017, the Company granted 1,910,500 (Q1:2016 – 2,601,000) share options to directors, executives and employees, for an exercise price of $1.25 per common share, over a three to five year period. The total fair value of options granted was $1,165 (Q1:2016 – $442) and had a weighted average grant-date fair value of $0.61 (Q1:2016 – $0.17) per option.

The fair value at grant date of share options granted is measured based on the Black-Scholes formula. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values at grant date of the share-based payment plans are the following:

Three months ended
March 31, 2017
Expected term (years)	4.5
Forfeiture rate	0%
Volatility	61%
Dividend yield	0%
Risk-free interest rate	1%
Weighted-average fair value per option	$0.61

The Company has other share-based compensation plans in the form of Deferred Share Units (“DSUs”), and Performance Share Units (“PSUs”).

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

The continuity of DSUs and PSUs issued and outstanding is as follows:

	DSUs	PSUs
Outstanding at January 1, 2017	1,323,371	1,706,792
Granted	620,000	400,000
Outstanding at March 31, 2017	1,943,371	2,106,792

During the three month period ended March 31, 2017, 620,000 DSUs were issued to directors (Q1:2016 - 714,000) and 400,000 PSUs to senior executives (Q1:2016 – 1,107,059). The fair value of DSUs and PSUs granted was $1,301 (Q1:2016 - $750), with a weighted average fair value at the grant date of $1.27 per unit for the DSUs (Q1:2016 - $0.38 per unit) and $1.27 per unit for the PSUs (Q1:2016 ranging between $0.38 and $0.74 per unit).

A total share based compensation expense of $3,359 has been recognized for the three month period ended March 31, 2017 (Q1:2016 - $1,641).

16.	COMMITMENTS AND CONTINGENCIES

(a)	Commitments

At March 31, 2017, the Company’s share of operating commitments totaled $13,302. There were no outstanding capital commitments at March 31, 2017.

(b)	Contingencies

The Company has guaranteed 100% of certain capital lease and equipment loans entered into by the Gibraltar joint venture in which it holds a 75% interest. As a result, the Company has guaranteed the joint venture partner’s 25% share of this debt which amounted to $8,967 as at March 31, 2017.

17.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended
		March 31,
	2017	2016
Change in non-cash working capital items
Accounts receivable	(13,909)	(1,976)
Inventories	(605)	(1,492)
Prepaids	448	797
Accounts payable and accrued liabilities	2,440	6,192
Interest payable	(14)	(568)
Income tax paid	-	(750)
	(11,640)	2,203
Non-cash activities
Share purchase warrants issued (Note 13)	1,876	-
Copper call option (Note 12b)	-	6,081
Share purchase warrants exercised (Note 12b)	(830)	830
	1,046	6,911

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

18.	RELATED PARTIES

Related party transactions

	Transaction value for the
	three months ended		Due (to) from related parties
		March 31,		as at March 31,
	2017	2016	2017	2016
Hunter Dickinson Services Inc.:
General and administrative expenses	354	394
Exploration and evaluation expenses	38	7
	392	401	(151)	(64)
Gibraltar Joint Venture:
Management fee income	293	300
Reimbursable compensation expenses and	27	23
third party costs
	320	323	226	111

Three directors of the Company are also principals of Hunter Dickinson Services Inc. (HDSI), a private company. HDSI invoices the Company for their executive services (director fees) and for other services provided by HDSI. For the three month period ended March 31, 2017, the Company incurred total costs of $392 (Q1 2016: $401) in transactions with HDSI. Of these, $166 (Q1 2016: $181) related to administrative, legal, exploration and tax services, $156 related to reimbursements of office rent costs (Q1 2016: $150), and $70 (Q1 2016: $70) related to director fees for two Taseko directors who are also principals of HDSI.

Under the terms of the joint venture operating agreement, the Gibraltar Joint Venture pays the Company a management fee for services rendered by the Company as operator of the Gibraltar Mine. In addition, the Company pays certain expenses on behalf of the Gibraltar Joint Venture and invoices the Joint Venture for these expenses.

19.	FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company has certain financial assets and liabilities that are measured at fair value on a recurring basis and uses the fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, with Level 1 inputs having the highest priority.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

	Level 1	Level 2	Level 3	Total
March 31, 2017
Financial assets designated as FVTPL
Copper put option contracts	-	378	-	378
Available-for-sale financial assets
Marketable securities	2,131	-	-	2,131
Subscription receipts	-	-	10,333	10,333
Reclamation deposits	30,735	-	-	30,735
	32,866	378	10,333	43,577
Financial liabilities
Copper call option (Note 12b)	-	10,854	-	10,854
December 31, 2016
Financial assets designated as FVTPL
Copper put option contracts	-	155	-	155
Available-for-sale financial assets
Marketable securities	1,419	-	-	1,419
Subscription receipts	-	-	10,333	10,333
Reclamation deposits	30,535	-	-	30,535
	31,954	155	10,333	42,442
Financial liabilities
Copper call option (Note 12b)	-	9,440	-	9,440

There have been no transfers between fair value levels during the reporting period. The carrying value of cash and equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair value as at March 31, 2017.

The fair value of the senior notes, a Level 1 instrument, is determined based upon publicly available information. The fair value of the capital leases and secured equipment loans, Level 2 instruments, are determined through discounting future cash flows at an interest rate of 5.49% based on the relevant loans effective interest rate. The fair value of the senior secured credit facility, a Level 2 instrument, is determined through discounting future cash flows at an interest rate of 11.6% .

The fair values of the Level 2 instruments are based on broker quotes. Similar contracts are traded in an active market and the broker quotes reflect the actual transactions in similar instruments.

The Company’s metal concentrate sales contracts are subject to provisional pricing with the selling price adjusted at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.

The subscription receipts, a Level 3 instrument, are valued based on a third party transaction.

Commodity Price Risk

Provisional pricing mechanisms embedded within the Company’s sales arrangements have the character of a commodity derivative and are carried at fair value as part of accounts receivable. The table below summarizes the impact on revenue and receivables for changes in commodity prices on the fair value of derivatives and the provisionally invoiced sales volumes.

TASEKO MINES LIMITED
Notes to Condensed Consolidated Interim Financial Statements
(Cdn$ in thousands - unaudited)

As at March 31,
2017
Copper increase/decrease by US$0.27/lb.1, [2]	7,957

1The analysis is based on the assumption that the period-end copper price increases 10% with all other variables held constant. The closing exchange rate for the quarter ended March 31, 2017 of CAD/USD 1.3299 was used in the analysis.
2At March 31, 2017, 22 million pounds of copper in concentrate were exposed to copper price movements.